Exhibit (a)(5)(Q)

News Release	Bayer AG Communications 51368 Leverkusen Germany Tel.: +49 214 30-1 www.press.bayer.com

The invitation to subscribe to the new bond issues is directed solely to institutional investors outside the United States; further restrictions are detailed in the offer prospectus.

Planned acquisition of Schering AG:

Bayer launches new bond issues to replace
a further part of the bridge financing

Loan syndication successfully completed

Leverkusen—Bayer AG has made further progress toward financing its planned acquisition of Schering. Following the issuance of a mandatory convertible bond on March 29, 2006, the company has now successfully syndicated a loan representing one of the two credit facilities of EUR 7 billion each which have been arranged with Credit Suisse and Citigroup to finance the transaction. The loan has been syndicated to a small group of 11 banks (including Credit Suisse and Citigroup). "We are especially pleased that all the banks we approached have participated in the syndication," commented CFO Klaus Kühn.

Bayer's next step will be to launch bond issues on the European capital markets in order to replace a further part of the bridge financing, the second of the two credit facilities. It is intended to launch the bonds in three tranches, which will each be of benchmark size: a three-year Eurobond issue with a floating interest rate; a seven-year fixed-interest Eurobond issue; and a twelve-year fixed-interest sterling bond issue. All these issues are to be launched under the recently updated EMTN program with a minimum denomination of EUR 50,000 and GBP 50,000, respectively, and listed on the Luxembourg Stock Exchange.

Bayer is taking this step in order to benefit from currently favorable market conditions and at the same time broaden its investor base in Europe by way of its first sterling bond issue. Issuance will take place in the near future, subject to market conditions, and will be preceded by a three-day European road show beginning on Monday, May 15, 2006. "Within a short time we will thus have taken three major steps toward completing the financing of the Schering acquisition," explained Kühn.

Leverkusen, May 11, 2006
fo/ha            (2006-0269E)

Contact:

Günter Forneck, phone +49 214 30 50446
Email: guenter.forneck.gf@bayer-ag.de

Important Information:

        This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those we discussed in our annual and interim reports to the Frankfurt Stock Exchange and in our reports filed with the SEC (including Form 20-F). The company does not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

        This announcement is for general information only and does not form part of any offer to sell, or the solicitation of any offer to buy, securities. The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy, the United States, Canada or Japan. This announcement is not an offer of securities for sale in the United States. The offer and sale of the securities referred to in this announcement has not been, nor will it be, registered under the United States Securities Act of 1933 and the securities referred to in this announcement may not be offered or sold in the United States absent such registration or an applicable exemption from registration. There will be no public offer of these securities in the United States.

        This communication is directed only at persons who (i) are outside Italy, the United Kingdom, the United States, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

        This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.